UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ubiquiti Networks, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

90347A 100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90347A 100

1.	Names of reporting persons. Robert J. Pera
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 57,302,770
	6.	Shared voting power 0
	7.	Sole dispositive power 57,302,770
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 57,302,770
10.	Check if the aggregate amount in Row (9) excludes certain shares
11.	Percent of class represented by amount in Row (9) 65.31%
12.	Type of reporting person IN

Item 1.

(a)	Name of Issuer: Ubiquiti Networks, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 2580 Orchard Parkway, San Jose, CA 95131

Item 2.

(a)	Name of Person Filing: Robert J. Pera

(b)	Address of Principal Business Office or, if none, Residence: 2580 Orchard Parkway, San Jose, CA 95131

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

(e)	CUSIP Number: 90347A 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: 57,302,770 shares

(b)	Percent of class: 65.31%, based on 87,739,935 shares of Common Stock outstanding at December 31, 2013 as disclosed in Ubiquiti Networks, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on February 7, 2014.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 57,302,770 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 57,302,770 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2014
Date

/s/ Robert J. Pera
Name: Robert J. Pera